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                              October 13, 2021

       John Dowd
       Chief Executive Officer
       GoGreen Investments Corp
       1021 Main St., Suite #1960
       Houston, TX 77002

                                                        Re: GoGreen Investments
Corp
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed September 27,
2021
                                                            File No. 333-256781

       Dear Mr. Dowd:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-1 Filed September 27, 2021

       Summary
       Initial Business Combination, page 8

   1. We note your disclosure that your sponsor may extend the period of time to consummate a business combination up
to two times, subject to the sponsor depositing into the trust account additional
funds of $2,000,000 for each of the available three-month extensions, for a total payment of
up to $4,000,000. We also note your disclosure that any such payments would be made
in the form of non-interest bearing loans, and that if you do not complete a business
combination, you will repay such loans only from funds held outside of the trust account.
However, it does not appear from your disclosure in your Use of
                                                        Proceeds section that
funds would be available outside of the trust account to cover the payment of such loans.
Please revise to address any related potential conflicts of interest,
 John Dowd
GoGreen Investments Corp
October 13, 2021
Page 2
       such as with respect to identifying and selecting a target business combination.
Exhibits

2. We note that the forum selection provision in your form of amended and restated
       memorandum and articles of association filed as Exhibit 3.2 provides that any claims under the Securities Act, the Exchange Act, or any claim for which the federal district courts of the Unites States of America are, as a matter of the laws of the United States of
       America, the sole and exclusive forum for determination of such a claim, must be brought in the federal courts of the United States of America. Please provide related disclosure in your prospectus. In that regard, we note your disclosure on page 62 that your forum selection provision does not apply to such claims.
3. We note that the legality opinion filed as Exhibit 5.1 does not appear to be signed. Please obtain and file a signed legality opinion.
        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez,
Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameJohn Dowd
                                                             Division of
Corporation Finance
Comapany NameGoGreen Investments Corp
                                                             Office of Energy &
Transportation
October 13, 2021 Page 2
cc:       Stuart Neuhauser
FirstName LastName